PRIMECAP Odyssey Funds
177 E. Colorado Boulevard, 11th Floor, Pasadena, CA 91105

March 25, 2022

VIA EDGAR TRANSMISSION

Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

Re:  PRIMECAP Odyssey Funds Trust (File No. 811-21597)

Dear Mr. Ellington:

This letter is in response to the Staff’s oral comments and suggestions provided on February 25, 2022, to Laurie Dee of Morgan, Lewis & Bockius, LLP, pursuant to your review of the Form N-CSR filed on December 17, 2021, with respect to PRIMECAP Odyssey Funds (the “Trust”) and each of its series: PRIMECAP Odyssey Stock Fund (“Stock Fund”), PRIMECAP Odyssey Growth Fund (“Growth Fund”), and PRIMECAP Odyssey Aggressive Growth Fund (“Aggressive Growth Fund”) (together, the “Funds”).  For your convenience, your comments are summarized below and set forth in bold typeface.  The Trust’s responses immediately follow.

1) Comment:  According to the notes to the financial statements, the PRIMECAP Aggressive Growth Fund had certain commitments and contingencies; however, the balance sheet does not include disclosure, either by amount or by line item, that references the note to the financial statements.  Please explain why the disclosure was omitted from the balance sheet.  See Reg S-X Article 6-04(15).

 Response:  The Trust agrees that this disclosure should have been included in the balance sheet and agrees to provide this disclosure on future reports and filings.

2) Comment:  Please confirm in correspondence and disclosure if there are any related party considerations related to special purpose acquisition vehicles (“SPACs”).  For example, is the fund adviser a sponsor or does the adviser have interests in the SPAC that could present conflicts of interest?

Response: The Trust confirms that there were no related party considerations with respect to the SPAC in which the Aggressive Growth Fund invested and that PRIMECAP Management Company, the Fund’s adviser, does not have an interest in the SPAC that could present a conflict of interest.

I trust that the above responses adequately address your comments.  If you have additional questions, please do not hesitate to contact me at 626-304-9222.

Sincerely,

PRIMECAP Odyssey Funds

/s/ Michael J. Ricks
By:  Michael J. Ricks
Title:  Secretary & Treasurer

Cc: Ben Hammon, Chairman, PRIMECAP Odyssey Funds
Laurie Dee, Morgan, Lewis & Bockius, LLP